Mail Stop 3561

July 29, 2008

Via Fax & U.S. Mail

Mr. David J. Anderson
Chief Financial Officer
101 Columbia Road
Morris Township, New Jersey 07962

> **Re: Honeywell International Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 15, 2008**
> **File No. 001-08974**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Part I, page 1

Item 1A. Risk Factors, page 10

1. In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonus, page 25

2. We note your disclosure on page 26 that the EPS component of the annual incentive bonus pool is subject to adjustment based on the company's relative EPS growth performance versus a 33-company peer group. In future filings, please identify the companies in this peer group and disclose the degree to which the Management Development and Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Stock Options, page 31

3. We note that your Chief Executive Officer, Mr. David Cote, is eligible for annual equity awards based on a target value of 230% of the sum of his current base salary and annual incentive bonus target. In future filings, please disclose all performance targets that must be achieved in order for Mr. Cote to earn annual option grants. Please include qualitative and quantitative disclosure regarding the determination of targets and targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Statement of Shareowners' Equity, page 50

4. We note the presentation of a reclassification to equity of obligations settled in stock as an increase to APIC on the statement of shareowners' equity. Please explain to us the nature of the obligations that were settled in stock and tell us how you valued the stock issued for these obligations.

Notes to the Financial Statements

– General

5. We note from your disclosure in Note 8 that that you have recorded an allowance for doubtful accounts. In light of the significant of your accounts receivable balance to total assets as of December 31, 2007 and 2006, please revise the notes to the financial statements in future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraphs 13a-c of SOP 01-6.

Note 1. Summary of Significant Accounting Policies

– Aerospace Sales Incentives, page 53

6. We note your disclosure that you provide sales incentives to commercial aircraft manufacturers and airlines including free or deeply discounted products, credits for future purchases of product and upfront cash payments and you expense these costs as provided. Please tell us in further detail how your accounting treatment of these costs complies with EITF 01-09. As part of your response, please tell us the amount of upfront cash incentives expensed for the year ended December 31, 2007 and 2006 and tell us the total amount of sales incentives expensed for the year ended December 31, 2007 and 2006. As part of your response you should explain why your reflection of upfront cash incentives as an "expense" in your financial statements, rather than as a reduction of revenue is appropriate and in accordance with the guidance in EITF 01-9.

Note 3. Repositioning and Other Charges, page 60

7. We note from your disclosure that in 2007 you recognized repositioning charges totaling $209 million for severance, asset impairments and exit costs. Please revise future filings to include disclosure of the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date for each major type of cost associated with the repositioning activities. Also, for each reportable segment, your disclosure should include the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore. See paragraph 20 of SFAS No. 146.

Note 21. Commitments and Contingencies
Refractory Products, page 83

8. We note from the disclosure in the last paragraph on page 84 that the Travelers Casualty and Insurance Company has filed a lawsuit against Honeywell and other insurance carriers disputing obligations for NARCO-related asbestos claims under high excess insurance coverage issued by Travelers and other insurance carriers. We also note that approximately $340 million of coverage under these policies is included in the Company's NARCO-related insurance receivable at December 31, 2007. Given that Travelers' is disputing their obligations with regard to receivables aggregating approximately $340 million at December 31, 2007 and this matter is currently the subject of pending litigation, please tell us and explain in detail in your future filings why you believe that realization of these claims for recovery is probable, and the related receivables will be realized or collected as required by paragraph .140 of SOP 96-1. Please note that as outlined in paragraph .140 of SOP 96-1, when claims are subject to pending litigation, a rebuttable presumption exists that realization of the claim is not probable and therefore a related receivable should not be recorded. We may have further comment upon review of your response.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008
Note 3. Acquisitions and Divestitures

9. We note the disclosure in Note 3 indicating that the Company entered into a definitive agreement to sell its Consumables Solutions business to B/E Aerospace for $1.05 billion in June 2008. We also note from the disclosure in Note 3 that in connection with the completion of the sale, the Company and B/E will enter into exclusive supply and license agreements. Please tell us and clarify in your future disclosures how the exclusive supply and license agreements to be entered into with B/E in connection with the sale transaction will be considered in determining the amount of any gain or loss to be recognized on the transaction. As part of your response, please indicate whether any portion of the sales proceeds are expected to be allocated to these exclusive supply and license agreements. If not, please explain why.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David J. Anderson
Honeywell International Inc.
July 29, 2008
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any other questions. If you need further assistance, you may contact me at (202) 551-3813.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (973) 455-6904
Ms. Talia Griep, Controller